Filed by Net 1 L.P.
                                                  Pursuant to Rule 425 under the
                                                  Securities Act of 1933 and
                                                  Rule 14(a)-6 under the
                                                  Securities Exchange Act of
                                                  1934

                                                  Subject Company: Net 1 L.P.
                                                  Commission File No.: 000-22596

                                   NET 1 L.P.





                                                                November 6, 2001


To NET 1 Limited Partners:

We recently mailed you material relative to the consent solicitation of the partners regarding the proposed transaction with Lexington Corporate Properties Trust. As of this writing, our records indicate that we have not yet received your signed consent card. We invite you to consent or deny consent to the proposals because it is important that your interests in Net 1 be represented.

In the event that the original consent card has been misplaced, we are enclosing for your use a duplicate card and return envelope. If needed, additional copies of the original material may be obtained from the solicitation agent, Morrow & Co., at (877) 807-8896.

                                  NET 1 L.P.

                                  By:   Lepercq Net 1 L.P., its general partner

                                  By:   Lepercq Net 1 Inc., its general partner


                                  /s/ E. Robert Roskind
                                  ------------------------------------
                                  By: E. Robert Roskind, President



================================================================================
Lexington, Net 1 and Net 2 have filed a Joint Consent Proxy Solicitation Statement/Prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THE JOINT CONSENT AND PROXY SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain free copies of these documents at the Commission's website at www.sec.gov.


INVESTORS AND STOCKHOLDERS SHOULD READ THE JOINT CONSENT AND PROXY SOLICITATIONS STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.
================================================================================